December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (734)855-2696

Mr. John C. Plant
Chief Executive Officer
TRW Automotive Holdings Group
12001 Tech Center Drive
Livonia, Michigan 48150

> **Re: TRW Automotive Holdings Group**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 001-31970**

Dear Mr. Plant:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comment 1. Please confirm that you will include in future filings the information contained in the first two paragraphs of your supplemental response to prior comment 1.

2. The disclosure in the third paragraph of your response to prior comment 1 appears to be internally inconsistent. Specifically, you state that you have not directly engaged a compensation consultant, yet you refer to the company's "annual engagement" of Mercer. Please include clarifying language in your response letter and, if applicable, in future filings.

3. While we note your response to prior comment 2, we re-issue the comment. To the extent you are benchmarking compensation of your named executive officers, please identify in future filings the companies included in each compensation survey relied upon by the company for benchmarking purposes. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

4. We note your response to prior comment 3 which included information related to your compensation targets or guidelines. Please confirm that you will include this information in future filings. Further, please confirm that you will disclose in future filings where actual payments fall within targeted parameters or guidelines and explain why, to the extent applicable, actual compensation was outside a targeted percentile range.

5. We note your response to prior comment 4. Please confirm that you will comply with the comment in future filings.

6. While we note your response to prior comment 5, we re-issue the comment. Please confirm that you will, in future filings, more fully address the discretion exercised by the compensation committee with respect to your compensation programs. Further, to the extent that discretion is exercised based on certain factors, please discuss with specificity how each factor impacted the final compensation determination.

7. We note your response to prior comment 8. Please confirm that you will comply with the comment in future filings.

8. While note your response to prior comment 10, we re-issue the prior comment. Please confirm that you will include in future filings additional disclosure regarding the relationship (or lack of relationship, as applicable) between your termination and severance arrangements and current compensation decisions. In addition, please confirm that you will explain why you continue to believe that your current benefit levels are appropriate.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor